FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 2 October 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F
                                    ---           ----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                          Yes             No     |X|
                              -------         ----------


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.
Enclosures:

6K Press release- $10m investment in          2 October 2003               4 inc
subsidiary, trading update



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FINAL

               ebookers secures $10m investment in India business,
                       valuing entire subsidiary at $160m
                            and gives trading update

2 October 2003 - ebookers plc (Nasdaq - EBKR, LSE - EBR) the No.1 online pan-European retail leisure specialist, today announces an investment of $10m in its India BPO subsidiary, Tecnovate, and gives an update on trading.

Tecnovate, a Business Process Outsourcing facility, is currently being expanded by ebookers plc to service third party clients, with the potential for significant future revenue streams for the group.

The $10m investment is being made by Kipotechniki BVBA, a Belgian-registered subsidiary of Mikal Ltd, a holding company with a wide range of commercial activities. It is both a strategic and financial investment. Mikal will acquire new shares in Tecnovate representing 6.25% of its enlarged share capital. The consideration will be payable in two tranches with $5m due immediately and the remaining $5m by 31 December 2003. Prior to this transaction Tecnovate was a 100% owned subsidiary of ebookers plc.

The $10m consideration will be used to fund the further expansion of Tecnovate to accommodate its first third party clients. The facility is being expanded from 22,000 sq ft to 84,000 sq ft and staff capacity increased from 600 to 2,000. Tecnovate is currently in negotiation with several major international organisations as potential clients.

Tecnovate is a provider of Business Process Outsourcing services based in New Delhi India, and was established by ebookers plc in July 2001. It provides 13 services in travel, software and financial business services in seven European languages for travel companies at costs of up to 70% below European levels. Last quarter (Q2 03) Tecnovate delivered savings to ebookers plc of (pound)1.4m and cost savings could rise to (pound)2m per quarter by the end of the year as Tecnovate handles greater volumes of ebookers' business processes.

Trading update August and September
ebookers plc August trading was subdued, due to the unusually hot weather, causing customers to stay at home. The UK was also affected by migration difficulties due to the installation of new mid-office technology.

This issue is now resolved and resultant productivity gains are now being seen. Travelbag's online conversion is continuing to make excellent progress with 46% internet passenger bookings on the travelbag website in September, compared to 16% in January before it was acquired.

September has seen considerably improved trading throughout the group. The company is becoming increasingly optimistic about strong consumer demand in the fourth quarter (October- December 2003).

Dinesh Dhamija, CEO ebookers plc comments:
"This investment of $10m for just 6.25% of Tecnovate's share capital underlines the potential embedded value of the BPO operation we have developed in India. This investment would equate to a value for the whole of the BPO operation of $160m, even at this early stage. This is equivalent to nearly $5 for each ebookers ADR or nearly (pound)1.50 per ordinary share."

"Tecnovate represents an enormous opportunity for ebookers. It offers a way for businesses to raise levels of efficiency, and reduce costs for their back offices."


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Prashant Sahni, CEO Tecnovate
"Tecnovate is already proving its worth to ebookers plc. We welcome this further investment and look forward to completing the expansion of the facility and also welcoming our first external clients, as soon as possible."

ebookers announces its third quarter financial results on 3 November 2003.


                                    --ends--

About ebookers plc
ebookers is a leading pan-European online retail leisure specialist with websites in 12 European countries - UK, France, Ireland, Germany, Austria, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India - Tecnovate - with a staff of over 600, which carries out 13 separate functions from email sales to software development. The Company has a multi brand marketing strategy. Its brands include ebookers.com, Flightbookers, Travelbag, Travelbag Adventures Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America.

About Mikal Ltd
Mikal Ltd is an Israeli Holding company located in Tel-Aviv. Mikal Ltd has several activities including commercial activities such as power centres, venture-capital investments in High-Tech companies and industrial companies such as Soltam Systems and International Technologies Lasers (ITL). Mikal Ltd owns 99.9% of the share capital of Kipotechniki BVBA.

Forward Looking Statements
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrated companies across Europe including Travelbag Holdings, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, reduce its operating costs through outsourcing certain functions to India, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.



For further information:

ebookers plc
Oliver Strong                                        +44 (0) 20 7489 2239
oliver.strong@ebookers.com                           +44 (0) 7771 934 153

Cubitt Consulting (UK)
Peter Ogden                                          +44 (0) 20 7367 5117
peter.ogden@cubitt.com


Indian media:
Prashant Sahni,  CEO Tecnovate                       +91 98014 01967
prashant.sahni@ebookers.com

Alok Chopra                                          +91 98103 97925
alok.chopra@ebookers.com

LinOpinion Public Relations                          +91 11 2331 1096
Sheena Sharma
sheena.sharma@lowemail.com


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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   2 October 2003
                                                     Leigh Grant
                                                     Deputy Company Secretary
                                                     ebookers plc

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